Exhibit 99.2

Sha r eholde r l e t t e r Q 4 an d ful l y ea r 2023

W orld ’ s Firs t Certified All - by - Wire - Controlled Vehicle P owe r e d b y REE®

REE has accomplished the majority of its milestones, setting the path for sustainable growth


POWERED BY R3E

Business

- P7-C customers are eligible for federal and state incentives of over $100,000
- 900% growth YoY order book value
- Order book value exceeds $50 million[1]
- Dealer network continues to expand to 66 points of sale and service[1] in the U.S. and Canada

Technology

- Achieved world's first FMVSS certification of a full by-wire vehicle[1]
- Received CARB certifications[1] and U.S. Environmental Protection Agency (EPA) approval
- Successful winter testing for second consecutive year

Operation

- First vehicle driven off the line, upfitted with a Knapheide body and delivered to customer[1]
- Completed CapEx deployment of REEcorner® production tooling

Finance

- $86 million in cash & cash equivalents and short-term investments[2] as of Dec 31, 2023
- 25% decrease YoY in free cash flow* ("FCF") burn
- Raised approximately $15 million (gross) through underwritten public offering of straight ordinary shares at a price of $6.50 per share[1]

[1] Subsequent to year end
[2] Includes $15 million credit bank facility
*Free cash flow is defined as net cash used in operating activities and purchase of property and equipment

R3E Q4 2023 REE Shareholder letter
© 2024 REE. All rights reserved.
3

THE
REVOLUTION
HAS BEGUN
EATON
TRANSCORE EVERYWHERE!

CEO Commentary

2023 was a pivotal year for REE. We achieved key milestones in line with our original timelines and de-risked our go-forward path all while keeping true to our vision to expedite and solidify the electrification of commercial trucks through a white-label approach. With a clean-sheet design and unbound by legacy thinking, I'm proud to say that we have created the world's first FMVSS certified software-driven full-by-wire (steer, brake and drive) electric vehicle, allowing us to advance the state of the art in the medium duty commercial vehicle space by orders of magnitude compared to other offerings – both EV and internal combustion engine vehicles in the space. We remain attuned to the voice of our customers; dealers and fleets have acknowledged the benefits of our vehicles, resulting in a strong backlog growth of over 900% year over year.

I'm happy to report that much of the heavy lifting is behind us on the path to commercialization, our technology is mature, tested and Powered by REE® vehicles are certified (CARB, EPA and FMVSS) and eligible for significant incentives. Our distribution channels are expanding and now include 66 points of sales and service, demonstrating fully upfitted P7-C trucks for fleets with strong positive feedback from customers who have experienced the truck. Our production plan is advancing as we are delivering more and more Powered by REE trucks from our UK integration center, plan to nominate a leading U.S based contract manufacturer, and have deployed the capital for REEcorner production tooling.

While we are confident in our market position, we recognize the challenging macroeconomic conditions. We are doing what we can to combat these external forces, including securing funding with favorable terms, being disciplined with our cash management, and ensuring operational efficiency. We believe it is imperative to continue executing our disciplined strategy by securing, in advance, all the necessary working capital needs for our first phase of production of low hundreds of trucks and scale production responsibly as we build against committed orders and not for inventory. We believe that this strategy will ensure that we do not exceed our available capital by aligning order flow with production plans for greater capital efficiency.

Looking ahead, with the first customer deliveries to our demo fleet completed and more on the way, we remain focused on our business plan and the P7 lineup. As more and more fleets experience our trucks and our superior technology though our growing demo program, we expect to receive follow-on orders to allow us to grow deliveries to low thousands of vehicles in 2025 as we march towards our goal to deliver around 6,000 vehicles cumulatively between now and the end of 2026, targeting positive cash flow.

2023 was a pivotal year for REE because of what we have achieved and because we accomplished it together despite many of us facing significant geo-political instability. For that I am so very proud of each of our great people at #teamREE.

Daniel Barel, REE's co-founder and CEO

REE Q4 2023 REE Shareholder letter © 2024 REE. All rights reserved. 4

Bodybuilders
Truck Upfitting
Primary Activities
Automotive & Truck Components
By-wire
Truck Assembly OEM
Dealer & Service
Fleet
Suppliers
Suspension
Gearbox
Electric Motors
Brake components
Wheels/tires
Battery modules
Thermal
REEcorner
Drive-by-wire
Steer-by-wire
Brake-by-wire
Data harvesting
Smart PMs
Electronic Control Units
Vehicle Manufacturers
Platform
Stripped Chassis
Chassis Cab
Cutaway Cab
REE dealer network
Sales
Spare parts
Service
End customers
REEcloud Subscription Services (RCS)

REE's Go-to-Market Strategy: Complete Not Compete

REE brings unique technology to the truck ecosystem

REEcorners and our proprietary x-by-wire control have always been our foundational technology and key differentiator. They are designed to allow our vehicles to deliver greater efficiency, lower total cost of ownership (TCO) and enhanced safety with substantial architecture synergies that span across our P7 lineup of class 3-5 medium duty trucks, which have a total addressable market of over 200,000 sales annually. The growing demand for commercial EVs can be largely attributed to regulations, infrastructure, zero-emission goals, low TCO and incentives.

Since there is a lack of available mature and compelling products for fleets to adopt at scale, as the first step in our strategy, we aim to address this demand by bringing Powered by REE trucks to the market. These vehicles are not assembled until there is an order from our dealer network.

Once we assemble our REEcorner at our CapEx light integration center, we plan for our contract manufacturing partner to complete the vehicle assembly in the U.S. We have chosen to go to market this way because dealers have existing customer relationships, inherent knowledge of their local market, and can provide service. This go-to-market strategy allows us to bring a superior product to market, in the quickest and most efficient manner, allowing for a better return on capital.

Our long-term business plan is unique - to complete, not compete. Therefore, in parallel, we continue to collaborate with vehicle manufacturers around the world to integrate our REEcorners in their next generation electric trucks, offering them faster time to market, lower development costs, and superior product offerings through technology, allowing us to carve out our own space in the vehicle supply chain to realize substantial value in bringing unique technology to the market. As more and more vehicles are Powered by REE, we will offer additional value-added services based on data and advanced analytics such as route optimization and predictive maintenance to our fleets and operators.

We have built our REEcorner technology to be the building block for future electric vehicles used by all vehicle manufacturers and across multiple vehicle classes.

Q4 2023 REE Shareholder letter
© 2024 REE. All rights reserved.
5

Technology - Key Milestones Achieved

- ☑ FMVSS certification for full by-wire vehicle
- ☑ EPA certification
- ☑ CARB certifications
- ☑ Winter testing in Sweden
- ☑ ISO certification
- ☑ Autonomous validation

"It was a great process working together to develop our body around their chassis. It's one thing for a company to give us a cab chassis and ask us to upfit it, it's another to actually partner with the manufacturer to come up with a solution ahead of time. The REE P7-C comes to us ready to go – for example, there is a series of threaded inserts so that our body is mounted directly to the frame rails. By working together for every step of the process, we're able to create a really custom and seamless process for the REE P7-C and any future fleet customers"

Chris Weiss, VP of engineering at Knapheide.

As a technology-focused vehicle manufacturer, we became the first in the world to achieve FMVSS certification of a software driven, full by-wire vehicle. This speaks volumes to the maturity and superiority of our full-by-wire technology, and we believe sets us years ahead of the industry.

We have also achieved CARB certifications, which are key to unlock state incentives on top of applicable federal incentives as a qualified manufacturer for IRS 45W federal tax credits, totaling over $100,000, depending on customer location.

All this and more are the fruits of our revolutionary x-by-wire technology and REEcorner builds; each progressive iteration is followed by rigorous testing and validation such as winter testing for the second consecutive year in extreme cold conditions of minus 30 degrees Celsius. We take our trucks to the limit, testing safety, vehicle dynamics and battery performance to ensure that we deliver a great product to our customers.

REEcorners are our IP-protected foundational technology and key differentiator, allowing our vehicles to deliver greater efficiencies, lower TCO and enhanced safety.

We also see interest in our full-by-wire systems for autonomous applications. We have performed several autonomous tests with different partners and have signed a multi-year program with a leading player after months of testing and evaluation of the redundancies in our architecture and overall system maturity. Over time, we believe that our unique autonomous readiness will drive increased interest in our technology and vehicles.



REEcorners integrate steering, braking, suspension, powertrain, and control into a single module. Each corner is independent with fail-operational redundancies.
REE's proprietary x-by-wire technology provides full steer, brake and drive-by-wire control, replacing traditional mechanical and hydraulic systems.

Q4 2023 REE Shareholder letter
© 2024 REE. All rights reserved.
6

Operations -
Key Milestones Achieved

- ☑ Delivered first vehicle to customer
- ☑ Successful integration of upfits by leading body builders
- ☑ REEcorner integration center fully operational
- ☑ Initiated low volume full vehicle production
- ☑ REEcorner CapEx deployed
- ☑ Supply chain established with respected automotive suppliers

Future targets:

- ☐ Bring chassis production tooling online
- ☐ Kickoff U.S. scale production with contract manufacturer
- ☐ Achieve positive unit economics in low hundreds of vehicles



Benefitting from our CapEx light strategy, our fully commissioned Coventry, UK production line, consisting of 13 robotic stations and run by only seven operators, has production capacity for 40,000 REEcorners (10,000 vehicle sets) annually utilizing a single shift per day. Our production line has been commissioned well above the current required capacity and can be duplicated rapidly almost anywhere to support future expansion needs.

We are the final stages of entering into an agreement with a well-known contract manufacturer, to assemble the full P7-C vehicle in the U.S. The REEcorners will continue to be produced by us at our integration center in the UK. This aligns with REE's low CapEx strategy of concentrating on our core technology, and REEcorners designed for ease of manufacture.

In stark contrast to others in the industry, we believe that our manufacturing strategy, CapEx light approach and bill of material cost trajectory will allow us to generate BOM parity with low hundreds of vehicles, and EBITDA break even with low to mid thousands[3] .

In the future, leveraging the flexibility inherent in our corner design, we have the ability to scale up or down from the class 3 – 5 market that we serve today.

[3] We are unable to present a quantitative reconciliation of our expected EBITDA break even as we are unable to predict with reasonable certainty, and without unreasonable effort the impact and timing of any one-time items. The financial impact of these one-time items is uncertain and is dependent on various factors, including timing, and could be material to our condensed consolidated statements of income.

Q4 2023 REE Shareholder letter
© 2024 REE. All rights reserved.
7

Q4 2023 REE Sha r eholder l e t t er © 20 2 4 REE. All rights r eser v ed. 8

Business -
Key Milestones Achieved

- ☑ Kicked off demo program with leading fleets
- ☑ Strong dealer network covering U.S. and Canada with 66 sales and service points
- ☑ CARB certification makes our P7-C eligible for incentives over $100,000
- ☑ 900% growth YoY order book value
- ☑ Order book value exceeds $50 million[4]
- ☑ Collaboration with 5 body builders
- ☑ Autonomous prototype delivered

Future targets:

- ☐ Scale orders from the demo program

Over the past year we focused and delivered on four main business fronts:

- Increasing our North American footprint though our dealer network
- Growing our orderbook value
- Eligibility Qualifying for highly lucrative federal and state incentives
- Minimizing REE's customer acquisition costs

Growing our North American footprint

Over the last year, after the heavy lifting of research and development (R&D), engineering and certification, we laid the groundwork for successful commercialization of our IP protected REEcorners in a lucrative portion of the commercial EV value chain. This has included building out an extensive network of carefully curated authorized dealers focusing on those that have embraced the EV future and that are located in areas of high demand. In many cases, our dealers are also located in states that provide incentives on top of those provided by the federal government. Our network is comprised of 20 dealer groups, each of which have committed orders in place.

[4]Subsequent to year end

R3E Q4 2023 REE Shareholder letter © 2024 REE. All rights reserved. 9

North American Dealer Network*


British Columbia
Alberta
Ontario
Quebec
Washington
Montana
North Dakota
Minnesota
Wisconsin
Maine
Oregon
Idaho
Wyoming
South Dakota
Michigan
New York
Iowa
Nebraska
Massachusetts
Rhode Island
Nevada
Utah
Colorado
Illinois
Indiana
Ohio
Pennsylvania
West Virginia
Kanas
Missouri
Kentucky
Virginia
California
Oklahoma
Tennessee
North Carolina
Arizona
New Mexico
Arkansas
South Carolina
Texas
Alabama
Georgia
Mississippi
Louisiana
Florida

Electric Commercial Vehicle Incentives*

- **Federal tax credit**[1]
  Up to $40k for Class 4 & 5
- **New York (NYSERDA)**[2]
  Up to $100k for Class 4
  Up to $110k for Class 5
- **New York City (NYCCT)**[3]
  $100k for Class 4
  $110k for Class 5
- **New Jersey (NJ-ZIP)**[4]
  $65k for Class 4
  $75k for Class 5
- **Massachusetts (MOR-EV)**[5]
  $30k for Class 4
  $45k for Class 5
- **California HVIP**[6]
  Up to $60k for Class 4 & 5
- **Nevada Clean Truck**[7]
  $65k for Class 4
  $75k for Class 5

REE is actively monitoring and engaging with states that are working on similar vehicle incentives such as Oregon[8] and Washington[9].

The California Air Resource Board's (CARB) Advanced Clean Truck (ACT) rule is designed to accelerate a large-scale transition of zero-emission medium-and heavy-duty vehicles from 2024 to 2035. The rule has two components, a manufacturer sales requirement for the sale of zero-emission trucks of Class 2b to Class 8 as an increasing percentage of their annual California sales from 2024 to 2035, and in addition their large employers including retailers, manufacturers, brokers and others are required to report information about shipments and shuttle service. In addition to California, ACT has been adopted in Colorado, Massachusetts, Maryland, New Jersey, New Mexico, New York, Oregon, Rhode Island, Vermont and Washington[10].

CARB's Advanced Clean Fleets (ACF) regulation is a fleet regulation with a similar objective of accelerating large scale transition to zero-emission medium- and heavy-duty vehicles by defining minimum ZEV requirements for fleet purchases.

1 IRS 45 W https://irc.bloombergtax.com/public/uscode/doc/irc/section_45w
2 New York NYSERDA https://www.nyserda.ny.gov/All-Programs/Truck-Voucher-Program
3 New York City Clean Trucks https://www.nycctp.com/available-funding/
4 New Jersey ZIP https://www.njeda.gov/njzip/
5 Massachusetts Mor-EV https://mor-ev.org/trucks-3-8
6 California HVIP https://californiahvip.org/; the website provides information about incentives applicable to specific models
7 Nevada Clean Truck https://www.leg.state.nv.us/App/NELIS/REL/82nd2023/Bill/98 86/Text
8. Oregon EV Rebate https://www.oregon.gov/deq/rulemaking/Pages/mhdzev2024.aspx
9. Washington MHD ZEVs https://leg.wa.gov/JTC/Pages/MHDZEV.aspx
10 States adopting California's vehicle regulations https://ww2.arb.ca.gov/our-work/programs/advanced-clean-cars-program/states-have-adopted-californias-vehicle-regulations
* This section contains information regarding federal and state tax incentives as of March 2024

REE Q4 2023 REE Shareholder letter © 2024 REE. All rights reserved. 10

S t r ong demand and o r derbook v alue g r owth We continue to see strong demand for electric trucks in general and for those Powered by REE in particular from fleets in both the U.S. and Canada. In our view, the medium - duty commercial truck market is ready to electrify and the demand is far stronger than supply. This demand is partly driven by the very lucrative incentive programs, both federal and state, that can accumulate over $100,000 per truck. We ensured that the P7 - C would be eligible to qualify for these incentives including IRC 45W, California’s HVIP and others. Nonetheless, we believe that our technological advantages combined with our competitive and differentiated market offering is pushing the demand for our electric trucks even further, growing our orderbook value by more than 900% YoY. As of March 27, 2024, our order book value exceeds $50 million. We believe that this current backlog will be sufficient for us to reach bill of materials (BoM) breakeven as our production plan, dependent on our capital raising efforts and completion of tooling investment, is tightly aligned to our orderbook to ensure successful scaling to mass production. Unlike others in the industry, and in order to maximize capital efficiency, we build to order and have aligned our production plan with our order trajectory. In tandem with growth in our dealer network and their local fleet relationships, we are also growing our upfitter network to facilitate rapid, cost - efficient upfitting for specific use cases. We now have established relationships with five upfitters. Recognizing the technological advantages of our full - by - wire systems, we have been selected by Airbus UpNext, a wholly - owned innovation subsidiary of Airbus SE, to support their research & technology demonstrator. Minimizing REE’s customer acquisition costs REE’s CapEx light model supports minimizing REE’s customer acquisition costs. From working with tier 1 suppliers for components and systems built to our exacting design and specifications, to carefully building out a highly capable dealer and service network, we leverage third parties to allow us to focus on our core competencies and allow us to capture value from the commercial truck ecosystem with minimal capital. By completing and not competing with our independent dealers, not only does this strategy align with our capital efficiency objectives, but it allows us to provide the highest level of customer service and, ultimately, satisfaction through both vehicle sales and aftersales phases. It is a synergistic relationship, as not only are dealers eager to bring Powered by REE vehicles to market with new truck sales, but they are reliant upon parts and service revenues and are already trusted partners to fleets in their respective service areas. Growing our fleet end user base, via trusted relationships, expeditiously, are all significant advantages to our dealership model that drives down our customer acquisition costs. Q4 2023 REE Sha r eholder l e t t er © 20 2 4 REE. All rights r eser v ed. 11

U.S. Generally Accepted Accounting Principles (GAAP) net loss in 2023 was $114.2 million, compared to $107.4 million in 2022. The year - over - year increase in GAAP net loss is mainly attributed to lower income from remeasurement of warrants in the amount of $17.5 million and increased non - recurring engineering development costs. These increases were partially offset by lower share - based compensation expenses and operational efficiencies we implemented which decreased payroll and related costs and other operational expenses. Non - GAAP net loss in 2023 was $98.3 million, compared to $98.5 million in 2022. Year - over - year, the increased non - recurring engineering development costs were offset by operational efficiencies we implemented which decreased payroll and related costs and other operational expenses. GAAP net loss in Q4 2023 was $35.2 million, compared to $24.1 million in Q3 2023, and $27.3 million in Q4 2022. This increase in GAAP net loss is mainly attributed to the increased non - recurring engineering development costs in Q4 2023, partially offset by lower share - based compensation expense. Non - GAAP net loss in Q4 2023 was $32.2 million, compared to $20.1 million in Q3 2023, and $21.5 million in Q4 2022. This increase in non - GAAP net loss is mainly attributed to the increased non - recurring engineering development costs in Q4 2023. A reconciliation of GAAP to non - GAAP measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below under the heading “Non - GAAP Financial Measures” We ended Q4 with liquidity of $86 million comprised of cash and cash equivalents and short - term investments 5 . FCF burn 6 decrease by 25% from $124 million in year 2022 to $93 million in year 2023. Finance - K e y Mil e s t on e s A chi e v ed 25% dec r e a s e Y oY in F CF burn S t r ong and supporti v e in s titutional sha r eholder b a s e R ai s ed $ 2 4 millions c apital Di s ciplined c ash manageme n t Futu r e ta r g e ts: C ompl e t e r emaining i n v e s tme n t in p r oduction t ooling Secure working capital for scale production Achieve BOM parity in hundreds of vehicles EBI D T A b r e a k e v en in l o w t o mid thousands o f v ehicl e s Q4 2023 REE Sha r eholder l e t t er © 20 2 4 REE. All rights r eser v ed. 12 5 Includes $15 million c r edit bank facility 6 Free cash flow is defined as net cash used in operating activities and pu r chase o f p r operty and equipment

"We continue to be very impressed with REE's execution and its technological achievements. Let's not lose sight of the fact that REE's x-by-wire technology, which sits at the heart of its offering, is unlike anything else commercially available today. REE's business model has always been differentiated from other companies that we have seen come and go in this space. By only ever intending to supply the critical, technology-driven aspects of its flexible vehicle-platform, REE has always held the promise of strong unit economics with only modest capital needs."

Carl Vine, co-head of APAC Equity Investing at M&G

We are progressing with our previously shared two-step manufacturing approach and our production tooling investment plan. The tooling investment for the REEcorner has already been deployed, as we target completing the remaining tooling investment by mid-year, to scale up the production to low hundreds of vehicles in the U.S. by the end of 2024. We've already successfully secured $24 million through two investment rounds in the recent months, including of approx. $15 million in ordinary shares at a price of $6.50 per share raised through an underwritten public offering, subsequent to year end. Cognizant of current capital market conditions, we decided to temporarily postpone the remaining production tooling investment until we raise the additional required working capital for our previously announced production plan.

Our phase 1 production ramp plan targets BoM breakeven in the low hundreds of vehicles relies on our ability to secure in advance the working capital funds needed to deliver our current backlog and the completion of our production tooling.

Being financially and operationally disciplined, mindful of the challenging capital markets conditions, we believe that we will be able give guidance to the market on our planned deliveries for the next 12 months later in the year. Meanwhile, we will continue to attempt to secure our financial needs while balancing dilution as well as exploring more traditional revolving and factoring instruments which become more relevant to us as we advance in our delivery status.

Until our production tooling fully comes online, we will continue to produce P7-C from our UK integration center at low volume in order to minimize our demo program costs. Once the production tooling comes online, we will ramp up production responsibly according to our available working capital budget and the actual demand we see, thus de-risking our execution path.


P R N D

Q4 2023 REE Shareholder letter
© 2024 REE. All rights reserved.
13

REE AUTOMOTIVE LTD.
Condensed Consolidated Statements of Comprehensive Loss
U.S. dollars in thousands (except share and per share data) (Unaudited)

	Three Months Ended			Twelve Months Ended	
	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Revenues	$455	$210	—	$ 1,608	—
Cost of revenues	913	1,414	—	3,270	547
Gross loss	**$(458)**	**$(1,204)**	**—**	**$(1,662)**	**$(547)**
Operating expenses:					
Research and development expenses, net	28,587	15,864	18,423	82,662	78,225
Selling, general and administrative expenses	8,125	8,513	9,388	35,568	49,200
Total operating expenses	36,712	24,377	27,811	118,230	127,425
Operating loss	**$(37,170)**	**$(25,581)**	**$(27,811)**	**$(119,892)**	**$(127,972)**
Income from warrants remeasurement	396	—	—	396	17,929
Financial income, net	341	1,450	633	3,928	4,371
Net loss before income tax	(36,433)	(24,131)	(27,178)	(115,568)	(105,672)
Income tax expense (income)	(1,200)	11	81	(1,360)	1,748
Net loss	**$(35,233)**	**$(24,142)**	**$(27,259)**	**$(114,208)**	**$(107,420)**
Net comprehensive loss	**$(35,233)**	**$(24,142)**	**$(27,259)**	**$(114,208)**	**$(107,420)**
Basic and diluted net loss per Class A ordinary share [1]	**$(3.44)**	**$(2.39)**	**$(2.75)**	**$(11.32)**	**$(10.98)**
Weighted average number of ordinary shares used in computing basic and diluted net loss per share [1]	10,236,827	10,117,735	9,925,742	10,087,691	9,783,301

[1] On October 18, 2023, the Company effected a reverse share split of the Company's Class A ordinary shares and Class B ordinary shares at the ratio of 1-for-30. As a result, all Ordinary Class A shares, Ordinary Class B shares, options for Ordinary Class A Shares, exercise price and net loss per share amounts were adjusted retroactively for all periods presented above as if the stock reverse split had been in effect as of the date of these periods. For further details, the Company's 20-F filed with SEC on March 27, 2024.

R3E Q4 2023 REE Shareholder letter © 2024 REE. All rights reserved. 14

REE AUTOMOTIVE LTD.
Condensed Consolidated Balance Sheets
U.S. dollars in thousands (except share and per share data) (Unaudited)

	December 31, 2023	December 31, 2022
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$41,232	$56,762
Restricted cash	—	162
Short-term investments	44,395	96,857
Accounts receivable	455	—
Inventory	463	—
Other accounts receivable and prepaid expenses	6,959	11,894
Total current assets	93,504	165,675
NON-CURRENT ASSETS:		
Non-current restricted cash	3,008	3,001
Other accounts receivable	2,871	3,337
Operating lease right-of-use asset	21,418	26,061
Property and equipment, net	17,099	16,939
Total non-current assets	44,396	49,338
TOTAL ASSETS	**$137,900**	**$215,013**
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short term loan	$15,019	—
Trade payables	3,703	6,172
Other accounts payable and accrued expenses	14,046	11,118
Operating lease liabilities	2,411	2,748
Total current liabilities	35,179	20,038
NON-CURRENT LIABILITIES:		
Deferred revenues	—	943
Warrants liability	3,400	—
Convertible promissory notes	4,806	—
Operating lease liability	16,440	18,623
Total non-current liabilities	24,646	19,566
TOTAL LIABILITIES	**59,825**	**39,604**
SHAREHOLDERS' EQUITY:		
Ordinary shares	—	—
Additional paid-in capital	914,211	897,337
Accumulated deficit	(836,136)	(721,928)
Total shareholders' equity	**78,075**	**175,409**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$137,900**	**$215,013**

REE Q4 2023 REE Shareholder letter
© 2024 REE. All rights reserved.
15

REE AUTOMOTIVE LTD.
Condensed Consolidated Statements of Cash Flow
U.S. dollars in thousands (Unaudited)

	Twelve Months Ended	
	December 31, 2023	December 31, 2022
Cash flows from operating activities:		
Net loss	$(114,208)	$(107,420)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	2,255	1,683
Amortization of operating lease right of use asset	3,546	3,226
Accretion income on short-term investments	(731)	(654)
Share-based compensation	16,278	26,892
Change in fair value of warrants liability	(396)	(17,929)
Change in fair value of derivative liability	(240)	—
Amortization of convertible promissory note	30	—
Interest expenses	81	—
Increase in accrued interest on short-term investments	(169)	(425)
Decrease (increase) in inventory	(463)	—
Decrease (increase) in accounts receivable	(455)	—
Decrease (increase) in other accounts receivable and prepaid expenses	5,401	(4,055)
Decrease in operating lease right-of-use assets and liability, net	(1,423)	(7,916)
Increase (decrease) in trade payables	(901)	(1,106)
Increase (decrease) in other accounts payable and accrued expenses	2,928	(4,900)
Increase (decrease) in deferred revenue	(943)	—
Other	137	19
Net cash used in operating activities	**(89,273)**	**(112,585)**
Cash flows from investing activities:		
Purchase of property and equipment	(3,745)	(11,058)
Purchases of short-term investments	(94,364)	(139,891)
Proceeds from short-term investments	147,726	44,114
Net cash provided by (used in) investing activities	**49,617**	**(106,835)**
Cash flows from financing activities:		
Proceeds from issuance of ordinary shares, net	467	—
Proceeds from exercise of options and warrants	129	2,430
Proceeds from short term loan	15,000	—
Proceeds from issuance of warrants	3,633	—
Proceeds from bifurcated embedded derivatives	4,179	—
Proceeds from convertible note	563	—
Net cash provided by financing activities	**23,971**	**2,430**
Decrease in cash, cash equivalents and restricted cash	(15,685)	(216,990)
Cash, cash equivalents and restricted cash at beginning of year	59,925	276,915
Cash, cash equivalents and restricted cash at end of period	**$44,240**	**$59,925**

REE Q4 2023 REE Shareholder letter
© 2024 REE. All rights reserved.
16

Reconciliation of GAAP Financial Metrics to Non-GAAP
U.S. dollars in thousands (except share and per share data)
(Unaudited)

Reconciliation of Net Loss to Adjusted EBITDA

	Three Months Ended			Twelve Months Ended	
	Dec 31, 2023	Sep 30, 2023	Dec 31, 2022	Dec 31, 2023	Dec 31, 2022
Net Loss on a GAAP Basis	$(35,233)	$(24,142)	$(27,259)	$(114,208)	$(107,420)
Financial income, net	(341)	(1,450)	(633)	(3,928)	(4,371)
Income tax expense (income)	(1,200)	11	81	(1,360)	1,748
Income from warrants remeasurement	(396)	—	—	(396)	(17,929)
Depreciation, amortization, and accretion	1,541	1,234	1,430	5,070	4,254
Share-based compensation	3,388	4,020	5,720	16,278	26,892
Adjusted EBITDA[1]	**$(32,241)**	**$(20,327)**	**$(20,661)**	**$(98,544)**	**$(96,826)**

1. Adjusted EBITDA excludes adjustments for financial income, net, income tax expense (income), depreciation, amortization and accretion, income from warrant valuation, and share-based compensation.

REE Q4 2023 REE Shareholder letter © 2024 REE. All rights reserved. 17

D ec 3 1, 2022 D ec 3 1, 2023 D ec 3 1, 2022 Sep 30, 2023 D ec 3 1, 2023 $547 $3,270 — $1,414 $913 GAAP c os t o f r ev enu e s (72) — — — — Sha r e - based c ompensation 475 3,270 — 1,414 913 Non - GAAP c os t o f r ev enu e s 78,225 82,662 18,423 15,864 28,587 GAAP r ese a r ch and d ev elopme n t expenses (13,188) (8,397) (2,927) (2,061) (1,535) Sha r e - based c ompensation 9,783,301 10,087,691 9,925,742 10,117,735 10,236,827 W eigh t ed av erage number o f o r dinary sha r es used in c omputing basic and dilu t ed n e t loss per sha r e (1) Th r ee Mo n ths Ended T w el v e Mo n ths Ended e xpen s e s 65,037 74,265 15,496 13,803 Non - GAAP research and development 27,052 49,200 35,568 9,388 8,513 GAAP selling, general, and administrative 8,125 expenses (13,632) (7,881) (2,793) (1,959) (1,853) Sha r e - based c ompensation 35,568 27,687 6,595 6,554 6,272 Non - GAAP s elling, gene r al, and admini s t ra ti v e e xpen se s 127,425 118,230 27,811 24,377 36,712 GAAP ope ra ting e xpen se s (26,820) (16,278) (5,720) (4,020) (3,388) Sha r e - based c ompensation 100,605 101,952 22,091 20,357 33,324 Non - GAAP ope ra ting e xpen se s (107,420) (114,208) (27,259) (24,142) (35,233) GAAP n e t l os s (17,929) (396) — — (396) In c ome f r om w arrants r emeasu r ement 26,892 16,278 5,720 4,020 3,388 Sha r e - based c ompensation $(98,457) $(98,326) $(21,539) $(20,122) $(32,241) Non - GAAP n e t l os s Non - GAAP b asic and dilu t ed n e t l o s s per sha r e (1) $(3 . 15) $(1.99) $(2 . 17) $(9 . 75) $(10.06) Reconciliation of GAAP cost of revenues to Non - GAAP cost of revenues; GAAP research and development expenses to Non - GAAP research and development expenses; GAAP selling, general, and administrative expenses to Non - GAAP selling, general, and administrative expenses; GAAP operating expenses to Non - GAAP operating expenses; GAAP net loss to Non - GAAP net loss, and presentation of Non - GAAP net loss per Share, basic and diluted: Q4 2023 REE Sha r eholder l e t t er © 20 2 4 REE. All rights r eser v ed. 18 1 On October 18, 2023, the Company effected a reverse share split of the Company’s Class A ordinary shares and Class B ordinary shares at the ratio of 1 - for - 30. As a result, all Ordinary Class A shares, Ordinary Class B shares, options for Ordinary Class A Shares, exercise price and net loss per share amounts were adjusted retroactively for all periods presented above as if the stock reverse split had been in effect as of the date of these periods. For further details, the Company’s 20 - F filed with SEC on March 27, 2024.

About REE A u t om oti v e REE Automotive (Nasdaq: REE) is an automotive technology company that allows companies to build electric vehicles of various shapes and sizes on their modular platforms. With complete design freedom, vehicles “Powered by REE” are equipped with the revolutionary REEcorner , which packs critical vehicle components (steering, braking, suspension, powertrain and control) into a single compact module positioned between the chassis and the wheel. With proprietary by - wire technology for drive, steer and brake control that eliminate the need for mechanical connections, all four identical REEcorners enable REE to build the industry’s flattest EV platforms with more room for passengers, cargo and batteries. REE platforms are future proofed, autonomous capable, offer a low TCO, and drastically reduce the time to market for fleets looking to electrify. To learn more visit www.ree.auto. Caution About F or wa r d - L ooking S ta t ements This communication includes certain forward - looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward - looking statements include, but are not limited to, statements regarding REE or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. For example, REE is using forward looking statements when it discuss the timing of first customer deliveries, the benefits of its products, the total potential addressable market, the intended target of the delivery of low thousands of vehicles in 2025 and the goal of 6,000 vehicles by the end of 2026 targeting positive cash flow, the potential state and federal exemptions available for REE vehicles, its future targets including completing the remaining production tooling Capex investment, securing working capital for scale production and achieving positive cash flow, kicking off U.S. scale production, achieving positive unit economics in the low hundreds, the belief that its strategy will allow it to generate BOM parity with low hundreds of vehicles and EBITDA break even with low thousands, that its current backlog would be sufficient to reach positive breakeven COGS, and that it expects to be able to give guidance on its planned deliveries for the next 12 months later in the year. In addition, any statements that refer to plans, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward - looking statements. The words “aim” “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would”, “designed,” “target” and similar expressions (or the negative version of such words or expressions) may identify forward - looking statements, but the absence of these words does not mean that a statement is not forward - looking. All statements, other than statements of historical facts, may be forward - looking statements. Forward - looking statements in this communication may include, among other things, statements about REE’s strategic and business plans, technology, relationships and objectives, including its ability to meet certification requirements, the impact of trends on and interest in our business, or product, intellectual property, REE’s expectation for growth, and its future results, operations and financial performance and condition. These forward - looking statements are based on REE’s current expectations and assumptions about future events and are based on currently available information as of the date of this communication and current expectations, forecasts, and assumptions. Although REE believes that the expectations reflected in forward - looking statements are reasonable, such statements involve an unknown number of risks, uncertainties, judgments, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward - looking statements. These factors are difficult to predict accurately and may be beyond REE’s control. Forward - looking statements in this communication speak only as of the date made and REE undertakes no obligation to update its forward - looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward - looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s future performance and could cause actual results to differ include, but are not limited to: REE’s ability to commercialize its strategic plan, including its plan to successfully evaluate, obtain regulatory approval, produce and market its P7 lineup; REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners; development of REE’s advanced prototypes into marketable products; REE’s ability to grow and scale manufacturing capacity through relationships with Tier 1 suppliers; REE’s estimates of unit sales, expenses and profitability and underlying assumptions; REE’s reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and homologation of its products; REE’s limited operating history; risks associated with building out of REE’s supply chain; risks associated with plans for REE’s initial commercial production; REE’s dependence on potential suppliers, some of which will be single or limited source; development of the market for commercial EVs; risks associated with data security breach, failure of information security systems and privacy concerns; risks related to lack of compliance with Nasdaq’s minimum bid price requirement; future sales of our securities by existing material shareholders or by us could cause the market price for the Class A Ordinary Shares to decline; potential disruption of shipping routes due to accidents, political events, international hostilities and instability, piracy or acts by terrorists; intense competition in the e - mobility space, including with competitors who have significantly more resources; risks related to the fact that REE is incorporated in Israel and governed by Israeli law; REE’s ability to make continued investments in its platform; the impact of the COVID - 19 pandemic, interest rate changes, the ongoing conflict between Ukraine and Russia and any other worldwide health epidemics or outbreaks that may arise and adverse global conditions, including macroeconomic and geopolitical uncertainty; the global economic environment, the general market, political and economic conditions in the countries in which we operate; the ongoing military conflict in Israel; fluctuations in interest rates and foreign exchange rates; the need to attract, train and retain highly - skilled technical workforce; changes in laws and regulations that impact REE; REE’s ability to enforce, protect and maintain intellectual property rights; REE’s ability to retain engineers and other highly qualified employees to further its goals; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward - Looking Statements” in REE’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 28, 2023 and in subsequent filings with the SEC. Q4 2023 REE Sha r eholder l e t t er © 20 2 4 REE. All rights r eser v ed. 19

Q4 2023 REE Sha r eholder l e t t er © 20 2 4 REE. All rights r eser v ed.